UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

March 13, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE INCOME EREIT III, LLC

(Exact name of registrant as specified in its charter)

Delaware	83-2156701
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

Acquisition of Senior Mortgage Loan – Water Dagger, LLC

On March 13, 2019, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor (“Fundrise Lending”), a first mortgage bridge loan with a principal balance of $2,745,000 (the “Hampton Senior Loan”). The borrowing entity, Water Dagger, LLC, a South Carolina LLC (“Water Dagger”), used the loan proceeds to acquire a mix of several undeveloped land parcels totaling approximately 15.26 acres located at Hampton Ave., Greenville, SC 29601 (the “Hampton Property”). Water Dagger is expected to begin the process of entitling the sites for approximately 156 apartment units with the potential for up to approximately 200 apartment units.

Water Dagger is managed by Urban Realty Partners (“URP”), which owns and operates over 100,000 square feet of commercial real estate within the Atlanta metropolitan statistical area estimated at a value over $50M.

The Hampton Senior Loan bears an interest rate of 5.5% per annum, with an amount equal to 5.5% per annum accruing until the maturity date of March 13, 2020 (the “Hampton Senior Loan Maturity Date”). In addition, we received an origination fee of approximately 2.0% of the Hampton Senior Loan, which, when taken together with the interest rate, results in an estimated aggregate economic return of approximately 7.5% per annum.

Mark Riley, a principal of URP, has provided customary carve-out and springing guarantees.

As of its closing date, the Hampton Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 95.0%. The LTC ratio is the amount of the Hampton Senior Loan divided by the cost incurred from the property purchase and expected entitlement and closing costs. We generally use LTC to define leverage for ground-up development properties. There can be no assurance that such estimated costs will prove to be accurate.

The Hampton Property is located in Greenville, SC, approximately 1.3 miles from downtown Greenville on the Swamp Rabbit Trail.  The property is located across from Hampton Station, a mixed-use redevelopment that includes a diverse array of tenants, including a brewery, CrossFit studio, office, arts, startup and shared office space as well as unique independent food providers.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated December 21, 2018, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov.  Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE INCOME EREIT III, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:	March 19, 2019